Exhibit 99.8

RECENT DEVELOPMENTS

BC Transportation Financing Authority (“BCTFA”), a corporation continued under the Transportation Act, is wholly controlled by the Province of British Columbia (the “Province”) and is part of the “government reporting entity” under the Budget Transparency and Accountability Act (the “BTAA”) such that BCTFA’s revenues, expenses, assets, liabilities and debt are consolidated with those of the Province in the Province’s annual Budgets, 3-year Fiscal Plans, Quarterly Reports and annual audited Public Accounts, each of which is published in accordance with the BTAA.

South Coast British Columbia Transportation Authority (“TransLink”), continued under the South Coast British Columbia Transportation Authority Act, is not owned or controlled by the Province and is not part of the “government reporting entity” under the BTAA such that TransLink’s finances are (unlike BCTFA) not consolidated with those of the Province in the financial reporting required under the BTAA.

Subsequent to the publication on February 22, 2022 of the Province’s Budget and Fiscal Plan 2022/23 – 2024/25 (the “2022/23 Budget”), BCTFA, as directed by the Province, became obligated, on March 31, 2022, to make a $2 billion contribution to TransLink in respect of settling a 2017 agreement with TransLink regarding compensation for the removal of tolls charged on TransLink’s Golden Ears Bridge for the period April 1, 2022 to December 31, 2050. This obligation was not included in the 2022/23 Budget.

This transaction has been reported as an expense, as part of the financial results for BCTFA and the Province, for the 2021/22 fiscal year ended March 31, 2022 (the “2021/22 Fiscal Year”).  Actual settlement of this transaction, anticipated to be funded through the issuance of debt by the Province (the proceeds of which will, in turn, be loaned to BCTFA), is expected to occur during the 2022/23 fiscal year that began on April 1, 2022.

The full and final effect of this transaction on the surplus or deficit to be presented in the Province’s audited financial results for the 2021/22 Fiscal Year (the “2021/22 Public Accounts”) cannot be determined based solely on the forecasts for the 2021/22 Fiscal Year presented in the 2022/23 Budget, given the variety of changes, including revenue, expense and debt changes, that typically occur between publication of those forecasts in the 2022/23 Budget and publication of the 2021/22 Public Accounts.

The 2021/22 Public Accounts will be published no later than August 31, 2022 in accordance with the BTAA.